Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2016	2017
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,276)	$10,409	$26,366	$78,756	$88,376	$61,329	$95,753
Fixed charges - per below	44,329	44,109	50,470	48,760	57,689	42,133	48,785
Less:
Capitalized interest	(185)	(851)	(1,328)	(2,550)	(4,563)	(3,078)	(4,585)

Earnings before fixed charges	30,868	53,667	75,508	124,966	141,502	100,384	139,953

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,994	43,108	48,992	46,060	52,976	38,942	44,087
Capitalized interest	185	851	1,328	2,550	4,563	3,078	4,585
Estimate of interest within rental expense	150	150	150	150	150	113	113

Total Fixed Charges	44,329	44,109	50,470	48,760	57,689	42,133	48,785

Income allocated to preferred shareholders	6,008	6,008	6,008	6,008	5,045	4,506	—
Total combined fixed charges and preferred distributions	50,337	50,117	56,478	54,768	62,734	46,639	48,785

Ratio of earnings to fixed charges (a)	0.61	1.07	1.34	2.28	2.26	2.15	2.87

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $19.5 million to achieve a fixed charge coverage ratio of 1:1 in 2012.